FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           August 11, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	11 th August 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS

NAME OF ISSUER: INDO-PACIFIC ENERGY LTD.

ISSUER ADDRESS: 284 KARORI ROAD,

WELLINGTON,

NEW ZEALAND

ISSUER TELEPHONE NUMBER: (64) 4 476 2717

ISSUER FACSIMILE NUMBER: (64) 4 476 0120

CONTACT NAME AND POSITION: DAVID BENNETT, PRESIDENT AND CEO

CONTACT TELEPHONE NUMBER: (64) 4 476 2717

CONTACT EMAIL ADDRESS: mail@indopacific.co.nz

WEB SITE ADDRESS: www.indopacific.com

FOR THE QUARTER ENDED: JUNE 30, 2003

DATE OF REPORT: AUGUST 7, 2003

CERTIFICATE

THE ONE SCHEDULE REQUIRED TO COMPLETE THIS REPORT IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Bennett” David Bennett 03/08/07

DIRECTOR’S SIGNATURE PRINT FULL NAME DATE SIGNED (YY/MM/DD)

“Bernie Zinkhofer” Bernie Zinkhofer 03/08/07

DIRECTOR’S SIGNATURE PRINT FULL NAME DATE SIGNED (YY/MM/DD)

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

As at	June 30, 2003	December 31, 2002
	(Unaudited – Prepared by Management)	(Audited)

Assets

Current
Cash and short term deposits	2,206,965	1,292,827
Accounts receivable	234,336	709,895
Inventory	-	5,423
Prepaid expenses and deposits	64,618	150,112

	2,505,919	2,158,257

Due from related parties (Note 4)	48,450	52,065
Property and equipment	19,303	28,455
Oil and gas properties (Note 3)	8,262,586	7,523,168

Total Assets	$ 10,836,258	$ 9,761,945

Liabilities

Current
Accounts payable and accrued liabilities	$ 210,710	383,577
Special Class Shares (Note 8)	873,618	-
	$ 1,084,328	383,577

Prepaid Gas Revenue (Note 7)	1,164,824	-

Total Liabilities	2,249,152	$ 383,577

Stockholders’ Equity

Common stock without par value (Note 6);
Unlimited shares authorized;
Issued and outstanding at June 30, 2003 and
December 31, 2002: 7,739,324 shares
	20,478,365	20,478,365
Contributed surplus	407,251	274,080
Accumulated deficit	(12,298,510)	(11,374,077)

Total Stockholders’ Equity	8,587,106	$ 9,378,368

Total Liabilities and Stockholders’ Equity
	$ 10,836,258	$ 9,761,945

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

As at	June 30, 2003	Dec 2002

Deficit – Beginning of period	$ (11,374,077)	($8,547,307)

Net profit/(loss) for the period
	(924,433)	(2,826,770)

Deficit – End of period
	$ (12,298,510)	($11,374,077)

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

Three Months/ Quarter Ended 30 June, 2003	Three Months/ Quarter Ended June 30, 2002	Six Months/ Period Ended June 30, 2003	Six Months/ Period Ended June 30, 2002

Production Incomes:
Oil and gas sales	$ 80,953	$ 606,862	161,102	1,270,053
Production costs	(168,516)	(162,359)	(292,448)	(338,855)
Royalties	(3,376)	(28,684)	(7,019)	(60,483)
Depletion	(35,950)	(83,497)	(49,768)	(127,326)

Production Income/(loss)	(126,889)	332,322	(188,133)	743,389

Other Income
Interest income	2,533	6,504	5,100	18,728
Gain on Disposal of License	82,089	-	82,089	-

Expenses
General and administrative (Schedule)	(354,018)	(48,530)	(674,787)	(202,941)
Compensation Cost	(95,985)	-	(133,171)	-
Write-off of oil and gas properties	(774)	-	(15,531)	-

Net income/(loss) for the period before other items
	(493,044)	290,296	(924,433)	559,176

Other Items
Write back of marketable securities
	-	-	-	-
Deficit – Beginning of period	(11,374,077)	(8,278,427)	(11,374,077)	(8,547,307)

Deficit – End of period
	$ (11,867,121)	$ (7,988,131)	$ (12,298,510)	$ (7,988,131)

Basic earnings per share (note 7)	$ 0.06	$ 0.04	$ 0.12	$ 0.07

Diluted earnings per share (note 7)	$0.06	$ 0.04	$ 0.12	$ 0.07

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)
Three Months/ Quarter Ended June 30, 2003	Three Months/ Quarter Ended June 30, 2002	Six Months/ Period Ended June 30, 2003	Six Months/ Period Ended June 30, 2002

Operating Activities
Net Income/(deficit) for the period	$ (493,044)	$ 290,296	$ (924,433)	$ 559,176
Adjustments to reconcile net income / (deficit) to cash applied to operating activities:
Depletion	35,950	83,497	49,768	127,326
Amortization	3,717	848	9,266	7,535
Compensation expense	95,985	-	133,171	-
Write-down of Oil & Gas Properties	774	-	15,531	-
Foreign exchange gain	125,728		125,728
Changes in non-cash working capital:
Accounts receivable	357,716	153,537	475,559	(452,779)
Inventory	9,038	-	5,423	-
GST (Receivable)/Payable	(127,931)	(23,429)	(33,758)	(55,371)
Due from related parties	6,045	(11,256)	3,615	700
Prepaid expenses and deposits	52,625	(433)	85,494	91,426
Accounts payable and accrued liabilities	(141,389)	(611,311)	(139,109)	(483,667)
Unearned Revenue
	1,164,824	-	1,164,824	-

Net cash provided by / (used in) operating activities	1,090,038	(118,253)	971,079	(205,654)

Financing Activities

Issue of Special Class Shares	873,618	-	873,618	-

Net cash provided by financing activity	873,618	-	873,618	-

Investing Activities
Oil and gas properties net of recoveries	(387,725)	(297,059)	(930,445)	(1,162,130)
Purchase of property and equipment	(114)	(15,665)	(114)	(15,665)

Net cash used in investing activities	(387,839)	(312,724)	(930,559)	(1,177,795)

Net increase (decrease) in cash during the period	1,575,817	(430,977)	914,138	(1,383,449)

Cash and short-term deposits
- Beginning of period	631,148	2,329,535	1,292,827	3,282,007

Cash and short-term deposits
- End of period
$ 2,206,965	$ 1,898,558	$ 2,206,965	$ 1,898,558

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)
Three Months/ Quarter Ended June 30, 2003	Three Months/ Quarter Ended June 30, 2002	Six Months/ Period Ended June 30, 2003	Six Months/ Period Ended June 30, 2002

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$ 15,555	$ 24,328	$ 52,888	$ 34,878
Amortization	3,717	848	9,266	7,535
Consulting fees	19,523	35,293	39,520	52,937
Corporate relations and development	111,865	23,710	151,425	24,520
Filing and transfer agency fees	12	3,136	187	3,644
Foreign exchange loss (gain)	(114,496)	(142,962)	(125,728)	(119,683)
Insurance	111,993	-	231,500	-
Legal	30,926	16,100	43,121	21,821
Office and miscellaneous	50,868	25,176	68,953	45,493
Printing	1,201	20,247	1,407	37,881
Rent (Note 4)	7,651	7,200	14,631	13,967
Shareholder Communications	78,133	-	78,133	-
Telephone	6,658	6,976	10,988	10,817
Travel and accommodation	7,660	194	10,542	4,584
Wages and benefits (Note 4)	133,107	104,736	243,809	140,999

Gross general and administrative expenses	464,373	124,982	830,642	279,393

Recovery of general and administrative expenses	(110,355)	(76,452)	(155,855)	(76,452)

Net general and administrative expenses	$ 354,018	$ 48,530	$ 674,787	$ 202,941

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2003

NOTE 1 - NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon).

The accompanying financial statements have been prepared on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company’s working capital is not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The continued operations of the Company and recoverability of amounts relating to oil and gas properties is dependant upon the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand, Papua New Guinea and Australia. With the exception of PMP 38148 and PEP 38736, it has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

In PEP 38736, the Kahili-1B sidetrack, drilled in November 2002, encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development. A review of the development options available was completed after the end of the reporting period, with a development contract being offered (subject to minor conditions) in July 2003. It is anticipated that the development will come on-stream in late March/early April 2004.

A subsidiary of the Company, Ngatoro Energy Limited (NEL), is named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki. Due to the legal proceedings and non-approval of flaring consents by the Ministry of Economic Development, the Goldie-1 sole risk discovery within PMP 38148 was “shut- in” on August 30, 2002. As at June 30, 2003, there was no oil revenue being received from Goldie-1. For further details refer to Note 5.

On April 2, 2003, a gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided NZ$2,000,000 (US$1,164,824) towards the Company’s ongoing exploration programs. This money was received on April 3, 2003. In return NGC are able to receive a pre-purchase of the first NZ$2,000,000 of gas supplied by the Company to NGC, under contracts to be negotiated at then prevailing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited.

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited (IPENZ), was made by certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. US$873,618). Such shares confer no

INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

voting rights, but do confer the right to convert such shares to common shares of IPENZ in the event of a listing of and issue of other common shares in IPENZ on the New Zealand Stock Exchange, at a 40% discount to the offering price of other shares then sold to the public in conjunction with the listing. If the listing does not proceed, the subscription agreement provides the right to either (i) receive twice the shares’ paid up value in redemption dividends paid out of 20% of IPENZ’s production income or (ii) exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Registrant.

During the 2002 year, the Company issued 1,250,000 shares at $0.80 to assist in funding ongoing exploration and development. Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants.

The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company’s business.

The above-noted conditions raise substantial doubt about the validity of the going concern assumption. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

These consolidated interim financial statements include the accounts of Indo-Pacific Energy Ltd. (“the Company”) and its wholly-owned subsidiaries, Odyssey International Pty Ltd, Indo-Pacific Energy Australia Pty Ltd., Indo-Pacific Energy (PNG) Limited, Source Rock Holdings Limited, Millennium Oil & Gas Limited, Indo-Pacific Energy (NZ) Limited, Ngatoro Energy Limited, Rata Energy Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans-Orient Petroleum (PNG) Limited.

NOTE 2 - ACCOUNTING PRINCIPLES AND ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at June 30, 2003 and December 31, 2002 and the Company’s consolidated interim results of operations and cash flows for the three and six month periods ended June 30, 2003 and 2002. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission, and do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, this BC FORM 51-901F should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2002. The results of the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year.

INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2003

NOTE 3 - OIL AND GAS PROPERTIES

Oil and gas properties are comprised as follows:

	Net Book	Additions/	Depletion/	Net Book
	Value at	(Recoveries)	Write Downs	Value at
	December 31,	During the	During the	June 30,
	2002	Period	Period	2003

Proved:
New Zealand
PMP 38148 – Ngatoro Oil Field
	299,609	(15,306)	(49,768)	234,535
PMP 38148 – Goldie Oil Field
	502,561	(18,633)	-	483,928 73871,250,442

Total Proved	802,170	(33,939)	(49,768)	718,463

Unproved:
New Zealand
PEP 38256 – Exploration
	113,894	8,329	-	122,223
PEP 38328 – Exploration
	-	-	-	-
PEP 38330 – Exploration
	178,797	16,971	-	195,768
PEP 38332 – Exploration
	-	-	-	-
PEP 38335 – Exploration
	-	1,380	(1,380)	-
PEP 38716 – Exploration
	83,038	(44,883)	-	38,155
PEP 38723 – Exploration
	-	14,151	(14,151)	-
PEP 38736 – Exploration
	2,399,695	410,767	-	2,810,462
PEP 38738 – Exploration
	601	56,320	-	56,921
PEP 38480 – Exploration
	-	59,333	-	59,333
PEP 38741 – Exploration
	930,343	52,351	-	982,694
PEP 38746 – Exploration
	-	12,522	-	12,522
PEP 38748 – Exploration
	-	86,677	-	86,677
PEP 38753 – Exploration
	-	62,868	-	62,868
PEP 38761 – Exploration
	-	23,507	-	23,507
New licenses/ventures
	56,286	5,353	-	61,639
Australia
AC/P 19 – Exploration
	703,347	32,615	-	735,962
AC/P 31 – Exploration
	22,865	5,824	-	28,689
AC/P 26 – Exploration
	196,523	5,399	-	201,922
ZOCA 96-16 – Exploration
	-	-	-	-
Papua New Guinea
PPL 192 – Exploration
	884,042	13,978	-	898,020
PPL 215 – Exploration
	420,408	9,027	-	429,435
APPL 235 – Exploration
	-	1,138	-	1,138
PPL 228 – Exploration
	-	172	-	172
PRL 4 – Stanley Retention
	77,973	2,480	-	80,453

INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2003

PRL 5 – Elevala Retention
	653,186	2,377	-	655,563

Total Unproved	6,720,998	838,656	(15,531)	7,544,123

	$ 7,523,168	$ 804,717	$ (65,299)	$ 8,262,586

NOTE 4 - RELATED PARTY TRANSACTIONS

a) Due from Related Parties

At June 30, 2003, the Company was owed $48,450 (December 31, 2002: $52,065) by certain public companies with directors, officers and/or principal shareholders in common with the Company. This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

b) Oil and Gas Properties

Certain participants of oil and gas properties have directors, officers and/or principal shareholders in common with the Company. These participants are subsidiaries of AMG Oil Ltd., TAG Oil Ltd (formerly Durum Cons. Energy Corp.) and Gondwana Energy Ltd.

c) Other

During the six months to June 30, 2003, the Company paid $102,662 (six months to June 30, 2002 - $77,465) in remuneration and $14,631 in rent (six months to June 30, 2002 – $13,967) to the President of the Company.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

a) Work Commitments

The Company participates in oil and gas exploration and development joint operations with third and related parties and is contractually committed under agreements to complete certain exploration programmes. The Company’s management estimates that the total commitments for the remainder of fiscal year 2003, under various agreements, are approximately $1,685,000.

b) Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

c) Environmental Laws and Regulations

The Company is not aware of any events of noncompliance in its operations with any environmental

INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2003

laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

d) Contingencies

A subsidiary of the Company, Ngatoro Energy Limited (NEL) was named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki.

The GPAC claim was for between five to ten million dollars and is primarily to the effect that NEL is in breach of contract and in breach of certain duties to its co-venturer in respect of the Goldie sole risk discovery. Counsel was been engaged and NEL has filed statements of defence and counterclaim.

The case was heard in the High Court, Wellington New Zealand and concluded on April 4, 2003. Judgment was delivered on May 30, 2003. The judge held in favour of NEL on 8 causes of action, ruling that NEL is entitled to the full $NZ18.6 million by way of sole risk premium before GPAC receives its 40.43% of subsequent revenue, and NEL is entitled to a further premium of NZ$9.7million from the share attributable to New Zealand Oil and Gas Limited. Thereafter NEL will be entitled to its 5% interest. NEL is not required to sell the gas to GPAC.

The judge ruled in favour of GPAC on three causes of action, including that the Goldie operation should have been conducted as a sub joint venture after the GPAC post discovery funding had been contributed, before recovery of the Sole Risk premium. He further found that NEL, as operator, had wilfully or recklessly disregarded the rights of GPAC in that sub-joint venture and therefore, under the joint venture contract, is susceptible to removal as operator. Three matters were left undecided, for further argument and in some cases evidence, if required. Those matters relate two claims by GPAC, for compensatory and exemplary damages, and the question of costs. As at August 6, 2003, the Goldie-1 well remains “shut in”, GPAC has been appointed as the new operator and the handover of operatorship is in progress.
The judgment is still subject to any appeal that either party wishes to take. The Company is continuing to assess the effect of the judgment and (with the new operator and sub-joint venture participants) the prospects for the Goldie field as at the date of this report.

NOTE 6 - COMMON STOCK

a) Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2003

	Number
	of Shares	Amount

Balance at December 31, 2002	7,739,324	$ 20,478,365

Issued during the six months to June 30, 2003	-	-

Balance at June 30, 2003	7,739,324	$ 20,478,365

  Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The following stock options were outstanding at June 30, 2003:

Number	Type of Option	Date Fully	Number Vested at	Exercise Price	Expiry
of Shares		Vested	March 31, 2003	Price per Share	Date

300,000	Performance shares	-	-	$1.00	October 15, 2007
150,000	Vesting	April 15, 2004	75,000	$1.00	July 6, 2005
200,000
Non Vesting
		-	200,000	$1.00	July 6, 2005
400,000	Vesting	April 15, 2004	287,500	$1.00	July 6, 2005
160,000	Vesting	April 15, 2004	100,300	$1.25	July 6, 2005
50,000	Vesting	October 15, 2003	37,500	$1.25	July 6, 2005
100,000	Vesting	October 15, 2003	75,000	$1.25	October 15, 2007
50,000	Vesting	April 15, 2004	25,000	$1.25	October 15, 2007
95,000	Vesting	April 15, 2004	59,250	$1.25	March 26, 2006

1,505,000			859,550

The weighted average exercise price for options outstanding at June 30, 2003 is $1.06 (December 31, 2002: $1.08). No options were exercised during the year.

The weighted average exercise price for options fully vested at June 30, 2003 is $1.09 (December 31, 2002: $1.09). No options were exercised during the June 2003 quarter.

Drew Cadenhead resigned as director on March 24, 2003. His options (100,000 at an exercise price of $0.90) lapsed on May 8, 2003.

INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2003

c) Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at June 30, 2003:
Number	Price	Expiry
Of Shares	per Share	Date
Warrants:
200,000	$2.00 (3)	July 3, 2003
1,250,000	$0.90 (1)	Sept 12, 2004
Series A Warrants(2)
836,845	$1.40	December 31, 2003

2,286,845

  The price per share of the Warrants issued on Sept 12, 2002 increases to $1.15 for the period September 12, 2003 to September 12, 2004.

  Upon a commercial discovery in one of the properties purchased from Trans-Orient Petroleum Ltd., for each Series A warrant exercised, a Series B warrant will be issued exercisable at a price of $2.50 per share for a period of one year from the issuance date, but no later than December 31, 2004.

  On July 3, 2003 these warrants lapsed without being exercised.

NOTE 7 – PREPAID GAS REVENUE

On April 2, 2003, a gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided NZ$2,000,000 (US$1,164,824) towards the Company’s ongoing exploration programs. This money was received on April 3, 2003. In return NGC are able to receive a pre-purchase of the first NZ$2,000,000 of gas supplied by the Company to NGC, under contracts to be negotiated at then prevailing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited.

As at June 30, 2003, the Company has sold no gas to NGC.

NOTE 8 – ISSUE OF SPECIAL CLASS SHARES

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited (IPENZ), was made by certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. US$873,618). Such shares confer no voting rights, but do confer the right to convert such shares to common shares of IPENZ in the event of a listing of and issue of other common shares in IPENZ on the New Zealand Stock Exchange, at a 40% discount to the offering price of other shares then sold to the public in conjunction with the listing. If the

INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2003

listing does not proceed, the subscription agreement provides the right to either (i) receive twice the shares’ paid up value in redemption dividends, paid out of 20% of IPENZ’s production income or (ii) exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Registrant.

These shares have been classified as a liability rather than equity on the basis that they confer no voting rights and are repayable via the various options noted above.

NOTE 9 – EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per share calculations for the three months and six months ended June 30, 2003 and 2002:

	Three Months/ Quarter Ended June 30, 2003	Three Months/ Quarter Ended June 30, 2002	Six Months/ Period Ended June 30, 2003	Six Months/ Period Ended June 30, 2002

Numerator, net income/(loss) for the period	$ (493,044)	$ 290,296	$ (924,433)	$ 559,176

a) Basic Denominator:
Weighted-average number of shares	7,739,324	6,489,324	7,739,324	6,489,324

Basic earnings/(loss) per share	$ (0.06)	$ 0.04	$ (0.12)	$ 0.09

b) Diluted Denominator:
Weighted-average number of shares	7,739,324	6,489,324	7,739,324	6,489,324

Diluted earnings/(loss) per share	$ (0.06)	$ 0.04	$ (0.12)	$ 0.09

NOTE 10: SEGMENTED INFORMATION

For six months to June 30, 2003:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	161,102	-	-	161,102
Interest	1,699	3,401	-	-	5,100
Total Revenue	1,699	164,503	-	-	166,202

Profit / (loss)	$ (286,336)	$ (395,675)	$ (108,108)	$ (134,314)	$ (924,433)

Total Assets	$ 443,907	$ 7,317,762	$ 971,520	$ 2,103,069	$ 10,836,258

INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2003

For six Months to June 30, 2002:
	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	1,270,053	-	-	1,270,053
Interest	3,589	15,139	-	-	18,728
Total Revenue	3,589	1,285,192	-	-	1,288,781

Profit / (loss)	$ (75,217)	$ 506,156	$ (2,227)	$ (7,630)	$ 421,082

Total Assets	$ 1,502,522	$ 9,357,311	$ 400,727	$ 650,755	$ 11,911,315

NOTE 11 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

NOTE 12 - SUBSEQUENT EVENTS

  Lapse of Securities

Warrants to purchase 200,000 shares of the Company at a price of $2.00 previously granted lapsed without being exercised, on July 3, 2003 due to them not being exercised.

Mr McDonald’s 100,000 options lapsed without being exercised, on August 3, 2003, due to his retirement as a director of the Company.

b) Material Contracts

On June 30, 2003, the Company entered into a conditional agreement with an Australian company, Horizon Oil NL, to purchase its equity interests in several onshore Taranaki (New Zealand) permits. The Company agreed to purchase interests in PEP 38716, PEP 38728 and PEP 38718 directly and to purchase all of the shares in Bligh Oil & Minerals NZ Limited, and buy back Horizon’s royalty interest in PEP 38738. The total price of approximately US$575,000 agreed to be paid to 20% on upon completion and the remainder ninety days later. Two permit interests would be new to the Company – 10% of PEP 38718 and 48% of PEP 38728. Two others consolidate interests already held by the Company – a further 28.34% of PEP 38716 and a net revenue interest in PEP 38738. The transactions are all subject to governmental consent. The interests in PEP 38718 and PEP 38728 were subject to the relevant co-venturers’ rights to pre-empt the purchase, which, in the case of PEP38728 only, were exercised (therefore the Company will not now be purchasing the interest in PEP38728). This reduces the total purchase price, as does a further agreement with IRM Malaysia (a joint venture participant in PEP 38738) to make payment towards the buy back and part-cancellation of the royalty over PEP38738.

The Goldie-1 well was completed and put onto production test in March 2001, and at March 22, 2001 was producing at a rate of approximately 580 barrels of oil per day. The Company is entitled to the entire revenue from the sale of the oil from the well.

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULES B AND C

ISSUER DETAILS

NAME OF ISSUER: INDO-PACIFIC ENERGY LTD.

ISSUER ADDRESS: 284 KARORI ROAD,

WELLINGTON,

NEW ZEALAND

ISSUER TELEPHONE NUMBER: (64) 4 476 2717

ISSUER FACSIMILE NUMBER: (64) 4 476 0120

CONTACT NAME AND POSITION: DAVID BENNETT, PRESIDENT AND CEO

CONTACT TELEPHONE NUMBER: (64) 4 476 2717

CONTACT EMAIL ADDRESS: mail@indopacific.co.nz

WEB SITE ADDRESS: www.indopacific.com

FOR THE QUARTER ENDED: JUNE 30, 2003

DATE OF REPORT: AUGUST 7, 2003

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Bennett” David Bennett 03/08/07

DIRECTOR’S SIGNATURE PRINT FULL NAME DATE SIGNED (YY/MM/DD)

“Bernie Zinkhofer” Bernie Zinkhofer 03/08/07

DIRECTOR’S SIGNATURE PRINT FULL NAME DATE SIGNED (YY/MM/DD)

INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
For the Quarter Ended June 30, 2003

1. Analysis of Expenses and Deferred Costs

General and Administrative Expenses

Refer to the Consolidated Interim Schedules of General and Administrative Expenses of the Company’s Consolidated Interim Financial Statements for the quarter ended June 30, 2003 filed as Schedule A of BC Form 51-901F.

Acquisition and Exploration Expenditures

Refer to Schedule C of this report and Note 3 - Oil and Gas Properties of the Company’s Consolidated Interim Financial Statements for the quarter ended June 30, 2003 filed as Schedule A of BC Form 51-901F.

2. Related Party Transactions

Refer to Note 4 - Related Party Transactions of the Company’s Consolidated Interim Financial Statements for the quarter ended June 30, 2003 filed as Schedule A of BC Form 51-901F.

3. Summary of Securities Issued and Options Granted During the Period

a) Securities issued during the six months to June 30, 2003

No shares were issued in the six months to June 30, 2003.

b) Options granted during the six months to June 30, 2003

No options were granted in the six months to June 30, 2003.

During the six months to June 30, 2003, 300,000 options lapsed, due to the option holders ceasing involvement with the Company.

4. Summary of Securities as at the End of the Reporting Period (June 30, 2003)

a) Authorized share capital:
Unlimited common shares without par value
b) Number and Recorded Value of Shares issued and outstanding:
7,739,324 common shares representing a recorded value of $20,478,365

  Stock options outstanding:

Refer to Note 6 b) Common Stock Incentive Stock options of the Company’s Consolidated Interim Financial Statements for the quarter ended June 30, 2003 filed as Schedule A of BC Form 51-901F

  Share Purchase Warrants Outstanding

Refer to Note 6 c) Common Stock Share Purchase Warrants of the Company’s Consolidated Interim Financial Statements for the quarter ended June 30, 2003 filed as Schedule A of BC Form 51-901F.

  Total Shares held in escrow None

INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
For the Quarter Ended June 30, 2003

5. List of the Directors and Officers as at the Date this Report is Signed and Filed

Bernhard Zinkhofer, B.Comm., LLB., C.A.

Chairman and Director (1)

David Bennett, Ph.D.

President, CEO and Director

Ron Bertuzzi, B.A. Econ.

Director (1)

Garth Johnson, C.G..A

Director (1)

Jenni Lean, B.Sc., M.B.A.

Corporate Affairs Manager

Jeanette M. Watson, B.Sc., LLB.

Secretary

(1) Member of audit committee

Refer to Corporate information included in Schedule C of BC Form 51-901F.

2. Description of Business

Indo-Pacific Energy Ltd. (‘the Company”) is an independent oil and gas exploration company with an office in Wellington, New Zealand, focused exclusively in the Austral-Pacific region. The Company currently holds varying interests in approximately 1.9 million acres of exploration permits in New Zealand, 0.5 million acres of exploration permits in Australia, and 0.75 million acres of exploration interests in Papua New Guinea. The Company also has a 5% interest in a hydrocarbon production permit in New Zealand, which generates production revenues, and which includes a 40.43% sole risk interest in a separate oil pool which generated revenues until it was shut in due to litigation (see below), and a 45% interest in a discovery for which a development program is being formulated. The Company’s primary focus is the acquisition, exploration and development of oil and gas properties; and the majority of the Company’s permits are in the exploration stage. The Company’s policy is to acquire interests, and, where possible, to minimize its risk exposure by farming out or joint venturing property interests to other industry participants.

3. Discussion of Operations and Financial Condition

Six Months Ended June 30, 2003

Gross oil production revenue from the Company’s 5% Ngatoro interest in the New Zealand production-mining permit PMP 38148 was $138,441 for the six months ended June 30, 2003 compared to $1,263,522 (includes Goldie-1 revenue) for the six months ended June 30, 2002. Production from the Goldie-1 oil discovery continues to be “shut-in” as from August 30, 2002, and this is the primary reason for the decrease in revenues. Sales volumes have decreased from 58,987 barrels to 4,806 barrels because of the shut-in. There has been an increase of US$3.64 in the average crude oil selling price from US$22.42 per barrel of oil to US$26.06 per barrel over the comparable period. Natural gas production revenues from the Ngatoro field were $13,644 compared to $6,531 for 2002. Direct production costs and royalties for the period were $299,467 against $399,338 for the same period in 2002 and the Company realized a net production deficit of $188,133 compared to revenues of $743,389 for the six months to June 30, 2002, subsequent to recording $49,768 (2002 - $127,326) of depletion. The production deficit for the period was mainly due to Goldie-1 legal and consulting fees in defending the Statement of Claim by Greymouth Petroleum Acquisition Company Ltd.( see below)

Administrative expenses increased to $674,787 for the six months to June 2003 compared to the six months to June 2002 of $202,941. The increase is mainly due to additional salaries, stock exchange listing expenses, and the worldwide increase in Well control insurance due to global reasons such as September 11, 2001 and the Iraq war.

For the six months ended June 30, 2003, the Company had a deficit of $924,433 compared to a profit of $559,176 for June 2002, the decrease being mostly due to Goldie oil production ceasing and increases in several administration expenses discussed above. These results included interest income earned on surplus cash balances of $5,100 (2002 - $18,278). The six months to June 30, 2003 included $15,531 of write-offs to Oil and Gas Properties relating to permits recently relinquished (2002 June - $Nil).

Second Quarter Ended June 30, 2003

Gross oil production revenue from the Company’s 5% Ngatoro interest in the New Zealand production-mining permit PMP 38148 was $65,128 for the quarter ended June 30, 2003 compared to $604,190 (includes Goldie-1 revenue) for the quarter ended June 30, 2002. Production from the Goldie-1 oil discovery continues to be “shut in” as from August 30, 2002, and this is the primary reason for the decrease in revenues.

The production revenue was made up of a sales volume of 2,499 barrels for the June quarter (27,156 barrels for June quarter 2002). There has been an increase of US$3.64 in the average crude oil selling price from US$22.42 per barrel of oil to US$26.06 per barrel over the comparable period. Natural gas production revenues from the Ngatoro field were $6,808 for June quarter 2003 compared to $2,672 for June quarter 2002. Direct production costs and royalties for the June quarter 2003 were $171,892 against $191,043 for the June quarter 2002 and the Company realized a net production deficit for June quarter of $126,889 compared to revenues of $332,322 for June 2002 quarter, subsequent to recording $35,950 (2002 - $83,497) of depletion. The production deficit for the period was mainly due to Goldie-1 legal and consulting fees in defending the Statement of Claim by Greymouth Petroleum Acquisition Company Ltd.

For the second quarter ended June 30, 2003, the Company had a loss of $493,044 compared to a profit of $290,296 for June 2002, the decrease being mostly due to Goldie oil production ceasing and increases in several administration expenses discussed above. These results included interest income earned on surplus cash balances of $2,533 (2002 - $6,504). The June 2003 quarter included $774 of write-offs to Oil and Gas Properties relating to permits recently relinquished (2002 June Qtr - $Nil).At june 30th the Company had working capital of approximately $1.47 million excluding amounts committed for exploration but yet legally due.

3 Months to June 30, 2003 Exploration Activities

New Zealand Permit PMP 38148; Taranaki Basin (5%)

By end June 2003, the Ngatoro wells (excluding Goldie-1) had produced over 3.6 million barrels of oil and 8.4 billion cubic foot of gas. Gas continued to be sold under long-term contract, and oil sold on a monthly basis at world market reference prices. At the end of June 2003, production from the Ngatoro field was averaging 516 barrels of oil per day (Company share 26 barrels per day) compared to 800 bopd (Company share 40 bopd) at June 2002, and 2.1 million cubic foot of gas per day (Company share 0.10). Remaining recoverable oil reserves under primary recovery are estimated at 0.47 million barrels. However, independent reviews recognise that approximately two million barrels of additional oil could be recovered from the N1 pool of the Ngatoro Field through a water flood project, as is successfully employed at the adjacent Kaimiro oil field. It is planned that a water flood project will be initiated during the 2003 year.

The Company funded its 5% share of the cost of the Tabla-1 well in 2002. This well remains to be tested, with further estimated expenditures required of $95,000 during fiscal 2003.

New Zealand Permit PMP 38148; Taranaki Basin, Goldie Oil Field (40.43%sole risk)

The Goldie-1 well was placed in long-term production in March 2001. By end August 2002, the well had produced 217,856 barrels of oil at which time oil production had stabilised at around 255 barrels per day. The well was required to be shut-in as at 30 August 2002, due to non-approval of flaring consents by the Ministry of Economic Development.

The Goldie-2 well is planned to test the southern part of the Goldie pool, but has yet to be drilled, and a water injection recovery enhancement project also awaits the drilling of the Goldie-2 well.

On 16 April 2002, Greymouth Petroleum Acquisition Company Ltd. (‘GPAC’) completed the acquisition of Shell’s 59.56% interest in PMP 38148, including Shell’s rights to a share of the Goldie sole risk field. On July 25, 2002, GPAC lodged a Statement of Claim in the High Court of New Zealand against the Company’s subsidiary Ngatoro Energy Limited (NEL) regarding GPAC’s entitlements with respect to the Goldie sole risk field. The GPAC claim was primarily to the effect that NEL had underestimated the interest of GPAC in the well’s revenue and was also in breach of contract and in breach of certain duties to its co-venturer in respect of the Goldie sole risk discovery. In summary, GPAC’s principal claims were:
(i) That it was entitled to a 92.26% share of production revenues from Goldie;
(ii) That Goldie-1 had not been developed for production and that consequently the sole risk premium was effectively zero and that GPAC was, therefore, entitled to 92.26% percent of all past and future revenues;
(iii) That NEL was in breach of the Joint Venture Operating Agreement, and that GPAC was, therefore, entitled to remove NEL as Goldie operator and assume that position;
(iv) That the field was being produced in a sub optimal manner with the consequence that GPAC is entitled to recompense for loss of potential production and for gas flared; and
(v) That GPAC was entitled to purchase the gas produced.

The Company disputed these claims, and NEL lodged a Statement of Defence with the Court on August 26, 2002. The case was heard in the High Court, Wellington New Zealand and concluded on April 4, 2003. Judgment was delivered on May 30, 2003. The judge held in favour of NEL on 8 causes of action, ruling that NEL is entitled to the full $NZ18.6 million by way of sole risk premium before GPAC receives its 40.43% of subsequent revenue, and NEL is entitled to a further premium of NZ$9.7million from the share attributable to New Zealand Oil and Gas Limited. Thereafter NEL will be entitled to its 5% interest. NEL is not required to sell the gas to GPAC.

The judge ruled in favour of GPAC on three causes of action, including that the Goldie operation should have been conducted as a sub-joint venture after the GPAC post discovery funding had been contributed, before recovery of the Sole Risk premium. He further found that NEL, as operator, had wilfully or recklessly disregarded the rights of GPAC in that sub-joint venture and therefore, under the joint venture contract, is susceptible to removal as operator. Three matters were left undecided, for further argument and in some cases evidence, if required. Those matters relate to two claims by GPAC, for compensatory and exemplary damages, and the question of costs. As at August 6, 2003, the Goldie-1 well remains “shut in”, GPAC has been appointed as the new operator and the handover of operatorship is in progress. The judgment is still subject to any appeal that either party wishes to take. The Company is continuing to assess the effect of the judgment and (with the new operator and sub-joint venture participants) the prospects for the Goldie field as at the date of this report.

New Zealand Permit 38256 (20%); Canterbury

The permit work program requires the Company to incur minimum exploration expenditures for the 2003 fiscal year. It is currently planned to undertake some geological and geophysical work on prospects associated with the Rakaia Trough, within the permit area. Two parties are considering withdrawing from this permit and the Company take up its pro-rata share of interests in this permit. One party has since withdrawn, subject to government consent, resulting in the Company’s interest increasing to 30%.

New Zealand Permit 38330 (34.28%); East Coast

The Waingaromia-2 well commenced in late April 2002. Despite the proximity of the spectacular Waitangi oil seeps, and of oil in several old well bores, this well was unsuccessful and was plugged and abandoned. A seismic survey is planned for early 2004.

New Zealand Permit 38480 (75%); Offshore Taranaki

This permit was granted to the Company in August 2002. It required the Company to undertake a 2D seismic programme to detail prospects in the permit area, at an estimated cost of $54,000. This programme was acquired in February 2003. Data processing continues as at report date.

New Zealand Permit PEP 38716 (14.05%); Taranaki Basin

The Huinga-1B well was commenced in April 2002, and later plugged and suspended. The Company will be required to fund $142,000 of exploration expenditures for the 2003 fiscal year. Subject to completion of purchase of a further interest in the permit and government consent to the assignment, the Company’s interest in the permit will increase to 42.4% after report date.

New Zealand Permit PEP 38736 (45%); Taranaki Basin

The Kahili-1B sidetrack well was drilled in November 2002, and encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. A review of the development options available was completed after the end of the reporting period, with the development contract being offered (subject to minor conditions) in July 2003. It is anticipated that the development will come on stream in late March/early April 2004. The permit does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year.

New Zealand Permit PEP 38738 (33.5%); Taranaki Basin

This permit was originally granted on January 15, 2000 and was acquired by the Company in October 2002, in return for the grant of a 25% net profits royalty. The burden of this royalty is shared by all the JV participants in their participating interest shares, except that, in relation to production from the Cheal prospect, the Company and Cheal Petroleum Limited will each receive a 3.5% ad valorem royalty from IRM Malaysia Inc. while each retains a 50% burden of the 25% accounting profits royalty. Negotiations for buying out this 25% royalty are almost completed, at report date.

The participants entered the Cheal-1 well, drilled in 1995 by the then permit holder, and which tested oil and gas from a shallow secondary target. A short test of the Cheal 1 well, aimed at establishing the potential for commercial development, commenced on May 14, 2003, with the well flowing gas. Further testing will be undertaken to establish reserves, in the following quarter.

New Zealand Permit PEP38741 (30%); Taranaki Basin

This permit was granted on May 24, 2002, and requires the Company to incur $89,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey, which was conducted over PEP 38741 and adjacent permit areas during the period. Data processing continues as at report date.

New Zealand Permit PEP 38746 (25%); Taranaki Basin

This permit was granted on August 8, 2002. The permit’s work commitments require the Company to drill an exploration well in the latter part of the 2003 fiscal year, at indicative cost to the Company of $670,000. This well (Bluff-1) will proceed in third quarter, 2003.

New Zealand Permit PEP 38748 (25%); Taranaki Basin

This permit was granted on August 8, 2002 and was originally operated by the Company. Operatorship is expected to be transferred to another of the JV parties after the end of the reporting period, in third quarter 2003.

The permit’s work commitments require the Company to incur $49,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey which was conducted over PEP 38748 and adjacent permit areas during the period. Data processing continues as at report date.

New Zealand Permit PEP 38753 (50%); Taranaki Basin

This permit was granted on August 8, 2002. Seismic reprocessing and interpretation continued during late 2002 and early 2003, as precursor work to the drilling of an exploration well. This well (Wawiri-1) will proceed in third quarter, 2003. Subject to government consent, the Company’s interest will be reduced to 30% with effect from May 30, 2003, by a farm-out to Krystal Corporation.

New Zealand Permit PPP 38761 (27.5%); Taranaki Basin

This permit was granted to the Company and other JV participants in February 2003. The term was set as the earlier of one year after grant or the closing of bids for acreage which includes the area covered by this permit. Such bids have now been invited, the closing date for which is October 31, 2003, so PPP 38761 expires on that date. The joint venture participants intend to bid for this acreage.

The Company has completed a 3D seismic survey over PPP 38761 and adjacent permit areas, and continues to process the resultant data.

Australia Permit AC/P 19 and AC/P 31 (100%); Timor Sea

These adjacent permits are operated by the Company in conjunction with each other. The Company has completed the work program required for the first five years, including acquiring, during January 2002, a further 90km of seismic data to firm up the Ursa prospect for drilling. Processing of this data continues. Suspension of the permit obligations until end 2002 was sought and granted in June 2002, allowing time to complete technical evaluations. Year 6 of the permit is now calendar 2003.

The Company is required to complete a further program including drilling one exploration well by December 2003. This expenditure will be significantly reduced by farmout or sale to a third party; otherwise the permit will be surrendered. During the year, the other party in the permit assigned their interest to the Company, which now holds 100% of the equity.

AC/P 31 also requires acquisition of a minimum of 40 kms of new 2D seismic in year 3 and 4 and the integration and interpretation of this into the existing database. Pending availability of a seismic vessel this is to be completed by September 11, 2003 (the end of permit year 4).

Australia Permit AC/P 26 (50%); Timor Sea

Anadarko Petroleum Ltd funded the entire obligation well in 2002, drilling the Anson North-1 well in February 2002. Subsequently, Anadarko decided not to exercise its option to take up an interest in the permit. Rossini and Anson West remain the preferred prospects in this permit and the results of Anson North do not degrade these prospects.

The Company's share of the committed work program for the 2003 fiscal year does not require any expenditures to be incurred.

Papua New Guinea Licence PPL 192 (60%) and 215 (80%); Onshore Papuan Basin

An application has been made to replace these two licences with a single permit covering the most prospective part of the acreage. This application has been registered as APPL 235, and has been offered to the Company by the PNG Department of Petroleum and Energy. All other parties in the previous licences have signalled their withdrawal from the new licence. The Company accepted the licence offer in July 2003 and will hold 100% and be operator of the new PPL 235. The initial work stage of PPL 235, when granted, will be to drill an exploration well within the first two years of the licence, at a cost of approximately US$10m. This will be farmed out, or the licence surrendered.

Papua New Guinea Licences PRLs 4 & 5 (7.5%)

A review of hydrocarbon entrapment within these permit areas was completed during 2001. Apart from the known fields, as established by the Elevala-1, Ketu-1 and Stanley-1 gas-condensate discovery wells, the review established several other large targets in the areas. The joint venture is considering a condensate stripping and gas re-injection project at Elevala.

Papua New Guinea Licence PPL 228 (10%)

This licence includes part of the area originally held as PPL 213, and was granted on June 26, 2001 for an initial six year term. The Amdi structure has been mapped as having major oil trapping potential. The PPL 228 joint venture lodged a top file application for a further permit over a similar area, in July 2003.

Related Party Transactions

Refer to Note 4 Related Party Transactions in the Company’s Consolidated Interim Financial Statements for the period ended June 30, 2003 filed as Schedule A of BC Form 51-901F

Material Contracts

No material contracts other than those entered into in the ordinary course of business and as noted in “Exploration Activities” have been entered into by the Company during the reporting period, except as follows:

As noted in “Exploration Activities” above, on June 30, 2003, the Company entered into a conditional agreement with an Australian company, Horizon Oil NL, to purchase its equity interests in several onshore Taranaki (New Zealand) permits. The Company agreed to purchase interests in PEP 38716, PEP 38728 and PEP 38718 directly and to purchase all of the shares in Bligh Oil & Minerals NZ Limited, and buy back Horizon’s royalty interest in PEP 38738. The total price of approximately US$575,000 agreed to be paid to 20% on upon completion and the remainder ninety days later. Two permit interests would be new to the Company – 10% of PEP 38718 and 48% of PEP 38728. Two others consolidate interests already held by the Company – a further 28.34% of PEP 38716 and a net revenue interest in PEP 38738. The transactions are all subject to governmental consent. The interests in PEP 38718 and PEP 38728 were subject to the relevant co-venturers’ rights to pre-empt the purchase, which, in the case of PEP38728 only, were exercised (therefore the Company will not now be purchasing the interest in PEP38728). This reduces the total purchase price, as does a further agreement with IRM Malaysia (a joint venture partner in PEP 38738) to make payment towards the buy back and part-cancellation of the royalty over PEP38738.

Gas Prepayment Agreement with NGC - Refer to Note 7 – Prepaid Gas Revenue of the Company’s Consolidated Interim Financial Statements for the quarter ended June 30, 2003 filed as Schedule A of BC Form 51-901F.

Issue of Special Class Shares in New Zealand subsidiary - Refer to Note 8 – Issue of Special Class Shares of the Company’s Consolidated Interim Financial Statements for the quarter ended June 30, 2003 filed as Schedule A of BC Form 51-901F.

Investor Relations Contract

The Company has a contract with 573634 B.C. Ltd DBA Republic Communications of Vancouver, B.C., Vancouver to provide investor relations services. The agreement was initially for six months from February 15, 2002 and was renewed for one year from August 15, 2002. Republic is paid $4,000 per month plus expenses, and was granted 100,000 options at an exercise price of $1.25 on October 15, 2002. The agreement may be terminated at any time for default, and is non-assignable. Republic has provided newsletter, website and news release services during the reporting period. The total paid to Republic during the reporting period was US$21,732.

Contingenices/Litigation

T As described above, the Company is continuing to assess the effect of the judgment in the Greymouth litigation and the prospects for the Goldie field as at the date of this report, but does not believe they will have a materially adverse impact on the Company’s financial position except for the loss of revenues resulting from the continuation of the shut-in status of Goldie.

Other Information

Garth Johnson was appointed to the Board as a director with effect from May 28, 2003.

David McDonald retired as a director and chairman of the Company with effect from June 19, 2003. David Bennett was appointed as chairman at that time, and Bernie Zinkhofer then replaced him as interim chairman from June 23, 2003.

During the reporting period, 100,000 options granted to Mr Cadenhead lapsed due to his resignation as a director of the Company.

  Subsequent Events

In addition to the matters reported in the section three months to June 30, 2003 Exploration Activities”, the following matters occurred after the end of the reporting period:

  Lapse of Securities

Warrants to purchase 200,000 shares of the Company at a price of $2.00 previously granted lapsed without being exercised, on July 3, 2003 due to them not being exercised.

Mr McDonald’s 100,000 options lapsed without being exercised, on August 3, 2003, due to his retirement as a director of the Company.

  Material Contract

As reported above under “Material Contracts”, PEP38728 was removed from the ambit of the purchase contract with Horizon Oil, due to the exercise of pre-emption rights by other JV parties in that permit. Completion will occur on receipt of government consent to the assignments.

5. Financings, Principal Purpose and Milestones

Issue of Special Class Shares in New Zealand subsidiary - Refer to Note 8 – Issue of Special Class Shares of the Company’s Consolidated Interim Financial Statements for the quarter ended June 30, 2003 filed as Schedule A of BC Form 51-901F. These securities are convertible into shares of the Company at the higher of 80% of prevailing market or $0.75 per common share.

6. Liquidity and Solvency

The Company had cash and short-term deposits of $2,206,965 at June 30, 2003 compared to $1,898,558 as of June 30, 2002 and $1,292,827 at December 31, 2002. Working capital as at June 30, 2003 was $1,470,041 against $2,255,661 for June 30, 2002 and $1,826,745 for December 31, 2002.

Operating activities provided cash of $971,079 during the six-month period ended June 30, 2003 compared to cash used of $205,654 in 2002. $930,445 was invested in the Company’s oil and gas exploration activities described herein versus $1,162,130 for the six-month period ended June 30, 2002. Additionally there were purchases of equipment totalling $114 (2002: $15,665).

The net effect of these transactions was an increase of cash of $1,575,817 for the quarter and $914,138 for the six months ended June 30, 2003 compared to a use of cash of $430,977 for the June 2002 quarter and use of cash of $1,383,449 for the six months ended June 2002.

The Company’s working capital is not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The Company actively seeks farm-in partners for permits in which it has significant obligations and as well as additional equity financing, in order to maintain the permits in good standing with the issuers.

There can be no assurance that the Company will be successful in finding farm-in partners or that it will be successful in obtaining equity financing on suitable terms, if at all. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company’s business.

“Dr. David Bennett”

President and Chief Executive Officer

This quarterly report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

Corporate Information

DIRECTORS AND OFFICERS

BANKERS

Bernie Zinkhofer B.A. Econ.	Bank of Montreal

Chairman of the Board (1)

Vancouver, British Columbia, Canada
Vancouver, British Columbia
David Bennett, Ph.D.	ASB Bank

President, CEO and Director

Wellington, New Zealand
Wellington, New Zealand

Ron Bertuzzi B.A. Econ.	LEGAL COUNSEL
Director (1)

Vancouver, British Columbia

Minter Ellison

Garth Johnson C.G. A.	Adelaide, South Australia, Australia
Director (1)
Vancouver, British Columbia	Gavin Adlam
Jeanette M. Watson, B.Sc.,LLB.	Wellington, New Zealand

Corporate Secretary

Wellington, New Zealand

Posman Kua & Aisi

Jenni Lean, B.Sc., M.B.A.
Port Moresby, Papua New Guinea

Manager, Corporate Affairs

Wellington, New Zealand	Lang Michener
(1) Member of audit committee

Vancouver, British Columbia, Canada

CORPORATE OFFICE

Harris Mericle & Wakayama

Seattle, United States of America

Indo-Pacific House

284 Karori Road,Karori

Campion Macdonald

Wellington
New Zealand	Whitehorse, Yukon, Canada
Website: www.indopacific.com	AUDITORS

SHAREHOLDER RELATIONS (to August 15th,03 only)	BDO Spicers
Wellington, New Zealand
Republic Communications Inc.
Email: ir@indopacific.com
Telephone: 1 866 999 4639
REGISTRAR AND TRANSFER AGENTS

Pacific Corporate Trust Co.
Corporate Services Division

SUBSIDIARIES
Vancouver, British Columbia, Canada
Source Rock Holdings Limited
Indo-Pacific Energy (NZ) Limited Ngatoro Energy Limited
Computershare Registry Services Ltd
Auckland, New Zealand

Rata Energy Limited
Millennium Oil & Gas Limited
Odyssey International Pty Ltd
SHARE LISTING
Indo-Pacific Energy Australia Pty Ltd	Currently listed on the OTCBB
Trans-Orient Petroleum (Aust) Pty Ltd
Symbol: INDOF

ZOCA 96-16 Pty Ltd
Symbol: IPE on the Unlisted Securities

Indo-Pacific Energy (PNG) Limited Trans-Orient Petroleum (PNG) Limited	Market of the New Zealand Stock Exchange